SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase’s Encoders, integrated in UTStarcom’s IPTV Solution, Gain Momentum with
Additional IPTV Headend in India, one of the World’s Largest IPTV Markets.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: October 7, 2008

Media Contacts:

Talia Rimon, Director of Corporate Communications, Optibase, Ltd.
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby
KCSA Strategic Communications
212-896-1236
mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

Optibase’s Encoders, integrated in UTStarcom’s IPTV Solution, Gain Momentum with Additional
IPTV Headend in India, one of the World’s Largest IPTV Markets

HERZLIYA, Israel, October 7, 2008 – Optibase Ltd. (NASDAQ: OBAS), a leading provider of advanced digital video solutions, announced today that its advanced encoders were selected by UTStarcom (NASDAQ: UTSI), a global leader in IP-based, end-to-end networking solutions and services, as part of an integrated IPTV solution to United Telecoms Ltd., Bangalore, that was chosen to supply and implement Goa Broadband Network.

UTStarcom’s RollingStream advanced IPTV solution, incorporating Optibase’s H.264 streaming platforms, will provide Goa’s citizens top broadcast quality TV and advanced on-demand entertainment services over IP networks.

This deployment by United Telecoms represents another strategic project for UTStarcom and Optibase in India, one of the world’s largest IPTV markets. It further solidifies Optibase’s position as the market leader in India, serving three major Telco providers: Aksh Optifibre Limited, Time Broadband Services and Bharti Airtel Limited.

“We continue to strengthen our position as one of the main IPTV providers in Asia,” said Udi Shani, EVP Sales at Optibase. “Our advanced streaming platforms fit perfectly with UTStarcom’s control and management systems to offer state-of-the-art TV over IP services. We are excited with Optibase’s growing recognition throughout Asia as an innovative, highly reliable streaming solution provider.”

About UTStarcom

UTStarcom is a global leader in IP-based, end-to-end networking solutions and international service and support. The company sells its broadband, wireless, and handset solutions to operators in both emerging and established telecommunications markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks. Founded in 1991 and headquartered in Alameda, California, the company has research and design operations in the United States, Canada, China, Korea and India. For more information about UTStarcom, visit the company’s Web site at www.utstar.com.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in more than 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit: http://www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.